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                                August 4, 2023

       Thomas F. Karam
       Chief Executive Officer
       Equitrans Midstream Corporation
       2200 Energy Drive
       Canonsburg, Pennsylvania 15317

                                                        Re: Equitrans Midstream
Corporation
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed February 23,
2023
                                                            File No. 001-38629

       Dear Thomas F. Karam:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A Filed February 23, 2023

       Pay Versus Performance, page 56

   1.                                                   We note your statement
in footnote (2) to your pay versus performance table that    [i]n
                                                        general, 'compensation
actually paid' is calculated as Summary Compensation Table total compensation adjusted
to include the fair market value of equity awards as of December
                                                        31 of the applicable
year or, if earlier, the vesting date (rather than the grant date).    Since
                                                        some of the required
calculations involve changes in fair market value from the prior year end, rather than fair
market value at year end, if you choose to include disclosure summarizing Regulation
S-K Item 402(v), please ensure that the correct requirements are discussed.
   2. Refer to the reconciliation table in footnote (2) to your pay versus performance table. It is not clear from the
headings titled "Add Year-End Equity Value," "Change in Value of Prior Equity Awards"
and "Add Change in Value of Vested Equity Awards" what the
                                                        amounts in those
columns represent. Please ensure that your tabular headings clearly indicate when the
equity awards were granted (current or prior year) and the time period over which changes in
value, if any, are measured. Refer to Item 402(v)(2)(C)(iv) of
                                                        Regulation S-K.
 Thomas F. Karam
FirstName  LastNameThomas  F. Karam
Equitrans Midstream Corporation
Comapany
August     NameEquitrans Midstream Corporation
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
       Please contact Alexandra Barone at 202-551-8816 or Amanda Ravitz at 202-551- 3412
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Disclosure Review
Program